Exhibit 99.1

iQIYI Announces First Quarter 2025 Financial Results

BEIJING, CHINA, May 21, 2025 – iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), a leading provider of online entertainment video services in China, today announced its unaudited financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Highlights

•	Total revenues were RMB7.19 billion (US$990.3 million1), decreasing 9% year over year.

•

Operating income was RMB341.9 million (US$47.1 million) and operating income margin was 5%, compared to operating income of RMB944.8 million and operating income margin of 12% in the same period in 2024.

•

Non-GAAP operating income[2] was RMB458.5 million (US$63.2 million) and non-GAAP operating income margin was 6%, compared to non-GAAP operating income of RMB1.09 billion and non-GAAP operating income margin of 14% in the same period in 2024.

•	Net income attributable to iQIYI was RMB182.1 million (US$25.1 million), compared to net income attributable to iQIYI of RMB655.3 million in the same period in 2024.

•	Non-GAAP net income attributable to iQIYI[2] was RMB304.4 million (US$42.0 million), compared to non-GAAP net income attributable to iQIYI of RMB844.3 million in the same period in 2024.

“We delivered a solid first quarter, with total revenues and operating income growing sequentially by 9% and 20%, respectively,” commented Mr. Yu Gong, Founder, Director, and Chief Executive Officer of iQIYI. “We are pleased to see that our long-form dramas continued to lead in total viewership market share, according to Enlightent, while our micro dramas demonstrated notable growth in viewership and engagement during the quarter.”

“We continue to see steady improvements in our balance sheet. Our net interest expense3 has consistently declined in the last six quarters, reflecting our efforts to optimize our capital structure and enhance financial flexibility, which are essential for supporting sustainable, long-term growth,” commented Mr. Jun Wang, Chief Financial Officer of iQIYI.

First Quarter 2025 Financial Highlights

	Three Months Ended
(Amounts in thousands of Renminbi (“RMB”), except for per ADS data, unaudited)	March 31,	December 31,	March 31,
	2024	2024	2025

	RMB	RMB	RMB
Total revenues	7,927,355	6,613,417	7,186,469
Operating income	944,753	285,436	341,897
Operating income (non-GAAP)	1,085,762	405,907	458,535
Net income/(loss) attributable to iQIYI, Inc.	655,317	(189,355)	182,145
Net income/(loss) attributable to iQIYI, Inc. (non-GAAP)	844,325	(58,779)	304,420
Diluted net income/(loss) per ADS	0.68	(0.20)	0.19
Diluted net income/(loss) per ADS (non-GAAP)[2]	0.87	(0.06)	0.31

Footnotes:

[1]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB7.2567 as of March 31, 2025, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).
[3]	Net interest expense refers to the net amount of interest expense and interest income, both of which are presented in the Condensed Consolidated Statements of Income/(Loss).

First Quarter 2025 Financial Results

Total revenues reached RMB7.19 billion (US$990.3 million), decreasing 9% year over year.

Membership services revenue was RMB4.40 billion (US$606.2 million), decreasing 8% year over year, primarily due to a lighter content slate compared to the same period last year.

Online advertising services revenue was RMB1.33 billion (US$183.0 million), decreasing 10% year over year. The decrease was primarily due to the decrease in brand advertising business and, to a lesser extent, the decrease in performance-based advertising business.

Content distribution revenue was RMB628.7 million (US$86.6 million), decreasing 32% year over year, primarily due to the decrease in content distribution revenue related to drama series and, to a lesser extent, the decrease in revenue from distribution of theatrical movies invested by iQIYI.

Other revenues were RMB830.9 million (US$114.5 million), increasing 16% year over year, primarily driven by the growth of certain business line.

Cost of revenues was RMB5.41 billion (US$745.0 million), decreasing 4% year over year. Content costs as a component of cost of revenues were RMB3.79 billion (US$522.5 million), decreasing 7% year over year. The decrease in content cost was primarily due to our improvement in content strategy, as well as lighter movie offerings in the quarter.

Selling, general and administrative expenses were RMB1.03 billion (US$141.4 million), increasing 11% year over year. The increase was primarily driven by higher marketing spending.

Research and development expenses were RMB412.5 million (US$56.8 million), decreasing 4% year over year.

Operating income was RMB341.9 million (US$47.1 million), compared to operating income of RMB944.8 million in the same period in 2024. Operating income margin was 5%, compared to operating income margin of 12% in the same period in 2024.

Non-GAAP operating income was RMB458.5 million (US$63.2 million), compared to non-GAAP operating income of RMB1.09 billion in the same period in 2024. Non-GAAP operating income margin was 6%, compared to non-GAAP operating income margin of 14% in the same period in 2024.

Total other expense was RMB114.7 million (US$15.8 million), decreasing 56% year over year, primarily due to gain from foreign exchange and decrease in interest expense.

Income before income taxes was RMB227.2 million (US$31.3 million), compared to income before income taxes of RMB683.5 million in the same period in 2024.

Income tax expense was RMB41.6 million (US$5.7 million), compared to income tax expense of RMB17.6 million in the same period in 2024.

Net income attributable to iQIYI was RMB182.1 million (US$25.1 million), compared to net income attributable to iQIYI of RMB655.3 million in the same period in 2024. Diluted net income attributable to iQIYI per ADS was RMB0.19 (US$0.03) for the first quarter of 2025, compared to diluted net income attributable to iQIYI per ADS of RMB0.68 in the same period of 2024.

Non-GAAP net income attributable to iQIYI was RMB304.4 million (US$42.0 million), compared to non-GAAP net income attributable to iQIYI of RMB844.3 million in the same period in 2024. Non-GAAP diluted net income attributable to iQIYI per ADS was RMB0.31 (US$0.04), compared to non-GAAP diluted net income attributable to iQIYI per ADS of RMB0.87 in the same period of 2024.

Net cash provided by operating activities was RMB339.0 million (US$46.7 million), compared to net cash provided by operating activities of RM937.8 million in the same period of 2024. Free cash flow was RMB307.7 million (US$42.4 million), compared to free cash flow of RMB915.3 million in the same period of 2024.

As of March 31, 2025, the Company had cash, cash equivalents, restricted cash, short-term investments and long-term restricted cash included in prepayments and other assets of RMB5.70 billion (US$786.1 million). In addition, as of the same date, the Company had a loan of US$522.5 million to PAG, recorded under the line item of amounts due from related parties.

In February 2025, the Company issued US$350 million of the 2030 Notes and concurrently repurchased approximately US$300 million in principal amount of existing notes. As of March 31, 2025, US$2.4 million principal amount of the 2025 Notes, US$0.1 million principal amount of the 2026 Notes, US$522.5 million principal amount of the PAG Notes, US$293.1 million principal amount of the 2028 Notes, and US$350.0 million principal amount of the 2030 Notes remained outstanding.

Conference Call Information

iQIYI’s management will hold an earnings conference call at 7:00 AM on May 21, 2025, U.S. Eastern Time (7:00 PM on May 21, 2025, Beijing Time).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique access PIN by a calendar invite.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10046866-j78y6.html

It will automatically direct you to the registration page of “iQIYI First Quarter 2025 Earnings Conference Call”, where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

A telephone replay of the call will be available after the conclusion of the conference call through May 28, 2025.

Dial-in numbers for the replay are as follows:

International Dial-in	+1 855 883 1031
Passcode:	10046866

A live and archived webcast of the conference call will be available at http://ir.iqiyi.com/.

About iQIYI, Inc.

iQIYI, Inc. is a leading provider of online entertainment video services in China. It combines creative talent with technology to foster an environment for continuous innovation and the production of blockbuster content. It produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content in a variety of formats. iQIYI distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. Over time, iQIYI has built a massive user base and developed a diversified monetization model including membership services, online advertising services, content distribution, online games, IP licensing, talent agency, online literature, etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement iQIYI’s consolidated financial results presented in accordance with GAAP, iQIYI uses the following non-GAAP financial measures: non-GAAP operating income, non-GAAP operating income margin, non-GAAP net income/(loss) attributable to iQIYI, non-GAAP diluted net income/(loss) attributable to iQIYI per ADS and free cash flow. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

iQIYI believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding certain items that may not be indicative of its business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to the non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to iQIYI’s historical operating performance. The Company believes the non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that the non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses, amortization of intangible assets resulting from business combinations.

Non-GAAP net income/(loss) attributable to iQIYI, Inc. represents net income/(loss) attributable to iQIYI, Inc. excluding share-based compensation expenses, amortization of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, adjusted for related income tax effects. iQIYI’s share of equity method investments for these non-GAAP reconciling items, primarily amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted net income/(loss) per ADS represents diluted net income/(loss) per ADS calculated by dividing non-GAAP net income/(loss) attributable to iQIYI, Inc, by the weighted average number of ordinary shares expressed in ADS.

Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information, please contact:

Investor Relations

iQIYI, Inc.

ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of Income/(Loss)

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2024	2024	2025
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Membership services	4,798,861	4,102,688	4,399,010
Online advertising services	1,482,052	1,433,892	1,327,827
Content distribution	928,009	406,642	628,743
Others	718,433	670,195	830,889

Total revenues	7,927,355	6,613,417	7,186,469

Operating costs and expenses:
Cost of revenues	(5,631,239)	(4,994,165)	(5,406,341)
Selling, general and administrative	(922,035)	(882,457)	(1,025,742)
Research and development	(429,328)	(451,359)	(412,489)

Total operating costs and expenses	(6,982,602)	(6,327,981)	(6,844,572)

Operating income	944,753	285,436	341,897

Other income/(expense):
Interest income	58,740	75,352	78,756
Interest expense	(282,135)	(235,289)	(233,429)
Foreign exchange gain/(loss), net	(31,551)	(310,390)	41,889
Share of gains/(losses) from equity method investments	13,514	1,749	(3,617)
Others, net	(19,859)	2,387	1,724

Total other expense, net	(261,291)	(466,191)	(114,677)

Income/(loss) before income taxes	683,462	(180,755)	227,220

Income tax expense	(17,633)	(6,233)	(41,590)

Net income/(loss)	665,829	(186,988)	185,630

Less: Net income attributable to noncontrolling interests	10,512	2,367	3,485

Net income/(loss) attributable to iQIYI, Inc.	655,317	(189,355)	182,145

Net income/(loss) attributable to ordinary shareholders	655,317	(189,355)	182,145

Net income/(loss) per share for Class A and Class B ordinary shares:
Basic	0.10	(0.03)	0.03
Diluted	0.10	(0.03)	0.03
Net income/(loss) per ADS (1 ADS equals 7 Class A ordinary shares):
Basic	0.68	(0.20)	0.19
Diluted	0.68	(0.20)	0.19
Weighted average number of Class A and Class B ordinary shares used in net income/(loss) per share computation:
Basic	6,717,652,924	6,738,808,989	6,740,810,595
Diluted	6,788,073,126	6,738,808,989	6,780,303,294

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands, except for number of shares and per share data)

	December 31,	March 31,
	2024	2025
	RMB	RMB
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	3,529,679	4,320,028
Restricted cash	—	1,899
Short-term investments	941,610	946,246
Accounts receivable, net	2,191,178	2,350,422
Prepayments and other assets	2,192,928	2,177,880
Amounts due from related parties	283,123	300,451
Licensed copyrights, net	388,718	714,988

Total current assets	9,527,236	10,811,914

Non-current assets:
Fixed assets, net	877,982	849,073
Long-term investments	2,108,477	2,098,342
Deferred tax assts, net	23,536	22,227
Licensed copyrights, net	6,930,053	6,486,922
Intangible assets, net	289,861	271,076
Produced content, net	14,707,869	14,387,653
Prepayments and other assets	2,913,919	3,716,435
Operating lease assets	609,832	594,946
Goodwill	3,820,823	3,820,823
Amounts due from related parties	3,950,937	4,059,664

Total non-current assets	36,233,289	36,307,161

Total assets	45,760,525	47,119,075

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	6,482,209	6,479,916
Amounts due to related parties	3,239,036	3,287,141
Customer advances and deferred revenue	4,403,686	4,606,845
Convertible senior notes, current portion	242,460	2,132,771
Short-term loans	3,786,901	3,440,487
Long-term loans, current portion	167,987	560,412
Operating lease liabilities, current portion	96,675	96,116
Accrued expenses and other liabilities	3,058,379	3,042,689

Total current liabilities	21,477,333	23,646,377

Non-current liabilities:
Long-term loans	1,036,835	1,581,902
Convertible senior notes	8,350,570	6,774,762
Amounts due to related parties	59,226	53,642
Operating lease liabilities	461,974	439,901
Other non-current liabilities	1,000,823	985,071

Total non-current liabilities	10,909,428	9,835,278

Total liabilities	32,386,761	33,481,655

Shareholders’ equity:
Class A ordinary shares	238	238
Class B ordinary shares	193	193
Additional paid-in capital	55,623,841	55,738,946
Accumulated deficit	(43,809,369)	(43,627,224)
Accumulated other comprehensive income	1,550,523	1,532,754
Non-controlling interests	8,338	(7,487)

Total shareholders’ equity	13,373,764	13,637,420

Total liabilities and shareholders’ equity	45,760,525	47,119,075

iQIYI, INC.

Condensed Consolidated Statements of Cash Flows

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2024	2024	2025
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by operating activities	937,773	519,015	338,950
Net cash used for investing activities (1,2)	(222,755)	(895,709)	(30,136)
Net cash provided by financing activities	261,136	114,419	860,477
Effect of exchange rate changes on cash, cash equivalents and restricted cash	14,606	60,746	(1,232)

Net increase/(decrease) in cash, cash equivalents and restricted cash	990,760	(201,529)	1,168,059

Cash, cash equivalents and restricted cash at the beginning of the period	5,280,608	3,791,860	3,590,331
Cash, cash equivalents and restricted cash at the end of the period	6,271,368	3,590,331	4,758,390

Reconciliation of cash and cash equivalents and restricted cash:
Cash and cash equivalents	5,045,322	3,529,679	4,320,028
Restricted cash	—	—	1,899
Long-term restricted cash	1,226,046	60,652	436,463

Total cash and cash equivalents and restricted cash shown in the statements of cash flows	6,271,368	3,590,331	4,758,390

Net cash provided by operating activities	937,773	519,015	338,950
Less: Capital expenditures (2)	(22,429)	(20,891)	(31,252)

Free cash flow	915,344	498,124	307,698

(1)

Net cash used for investing activities primarily consists of net cash flows from loans provided to related party, investing in debt securities, purchase of long-term investments and capital expenditures.

(2)	Capital expenditures are incurred primarily in connection with construction in process, computers and servers.

iQIYI, INC.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands of Renminbi (“RMB”), except for per ADS information, unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,
	2024	2024	2025
	RMB	RMB	RMB
Operating income	944,753	285,436	341,897
Add: Share-based compensation expenses	139,476	118,938	115,105
Add: Amortization of intangible assets(1)	1,533	1,533	1,533

Operating income (non-GAAP)	1,085,762	405,907	458,535

Net income/(loss) attributable to iQIYI, Inc.	655,317	(189,355)	182,145
Add: Share-based compensation expenses	139,476	118,938	115,105
Add: Amortization of intangible assets(1)	1,533	1,533	1,533
Add: Impairment of long-term investments	70,745	14,034	2,000
Add: Fair value gain of long-term investments	(22,482)	(3,895)	(1,740)
Add: Reconciling items on equity method investments	—	—	5,377
Add: Tax effects on non-GAAP adjustments(2)	(264)	(34)	—

Net income/(loss) attributable to iQIYI, Inc. (non-GAAP)	844,325	(58,779)	304,420

Diluted net income/(loss) per ADS	0.68	(0.20)	0.19
Add: Non-GAAP adjustments to earnings per ADS	0.19	0.14	0.12

Diluted net income/(loss) per ADS (non-GAAP)	0.87	(0.06)	0.31

(1)	This represents amortization of intangible assets resulting from business combinations.
(2)	This represents tax impact of all relevant non-GAAP adjustments.